WOODSIDE
AUSTRALIAN ENERGY

02 AUG 29 AM 10:15

2 August 2002

02049674

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose the following document which has recently been filed with the Australian Stock Exchange ("ASX").

- JB Were Presentation by Woodside's Chief Financial Officer, lodged with the Australian Stock Exchange ("ASX") on 2 August 2002.
- News Release in relation to a WA Company winning a contract for the North West Shelf's Second Trunkline Project, lodged with the ASX on 2 August 2002.

Yours faithfully
WOODSIDE PETROLEUM LTD.

LYNNE KYLE
Corporate Assistant

PROCESSED
SEP 06 2002
THOMSON
FINANCIAL

dlw 9/5

WOODSIDE PETROLEUM LTD.
A.B.N. 55 004 898 962
Registered Office: No.1 Adelaide Terrace, Perth, Western Australia, 6000
Postal Address: Box D188 G.P.O. Perth, Western Australia, 6840
Telephone: (08) 9348 4000 Facsimile: (08) 9348 4990

82-2

Woodside Petroleum Ltd.

JB Were Presentation

2 August , 2002

Doug Bailey - CFO

"Building Woodside's future"

Capital Allocation Policy

- We have strict evaluation criteria for all investments including exploration that use a full range of technical outcomes to cater for sub-sea uncertainty

- All projects must meet value creation screening hurdles that focus on Total Shareholder Return

- Projects are ranked on a portfolio basis utilising capital efficiency hurdles and expected monetary values

Growth and Acquisition Strategy

- Country risk looks at potential of area within a risk management framework and monitors the potential portfolio exposure to high risk areas
- Acquisitions will enhance presence in existing areas or gain critical mass.
- Woodside expects to create additional value either through exploration or other capabilities.
- A new entity will generally need to provide additional resources and skills
- Woodside is very selective and number of opportunities will be small and often opportunistic

International Strategy

International growth is being pursued through a strategy concentrating on a limited number of key focus areas.



CRITERIA:

- Proven hydrocarbon potential
- Predominantly oil focussed or gas close to market
- Existence of upside reserves potential
- Acceptable fiscal terms
- Acceptable balance of country, technical and commercial risk
- Areas that allow core competences & technology to be leveraged



Source: WPL Investor Presentation. May 2002

Competitive Cost Position


(US$/boe)
3-year Average Finding Costs (1998 - 2000)
$4.00
$3.50
$3.00
$2.50
$2.00
$1.50
$1.00
$0.50
$0.00
$3.86
$1.88
$1.76
$1.71
$1.62
$1.44
$0.83
$0.38
Average = $1.69
Unocal
Devon Energy
Kerr-McGee
Burlington
Anardarko
Apache
EOG
Woodside

Note : 2001 information not yet available on research databases

Source: WPL Investor Presentation, May 2002 (from Evaluate Energy)

Growth and Acquisition Strategy

- Woodside will remain an E&P company with a growth focus
- Growth will come from both exploration and acquisitions
- The extensive development program for Australian assets encourages an international emphasis and focus for both new exploration projects and acquisitions.
- We intend to concentrate on selected regions overseas
  - Gulf of Mexico - farm-outs by overcommitted majors provide opportunity and attractive fiscal regime
  - North West Africa - under explored areas provide potential for large finds
  - North Africa - under explored with adjacent large markets

together with a small number of other focus areas

Woodside - Ability to Grow

- Funding the project developments will result in a gearing ratio of no higher than 40% out to 2006.
- Operating cash flows will allow a high portion of self-funding.
- Funding available for acquisitions / new projects ranges between A$1 billion and A$2 billion, at a gearing ratio of no more than 50%.



Production History and Targets
150
100
50
0
MMBoe
Actual
Projection
Growth from New Exploration
Committed Growth
Uncommitted Growth
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
NWSV
Ohanet
Laminaria
Otway
Legendre
Sunrise FLNG
Train 4
Enfield Area
Train 5
Exploration

Source: WPL Investor Presentation, May 2002

Woodside's Finance Strategy

- Persistent focus on operating costs to optimise margins and cash flow from existing projects
- Ensure that capital is available, at a competitive cost, to fund the growth strategy:
  - Project developments in Australia
  - Exploration is able to more than replace reserves
  - Acquisitions
- Ensuring acquisitions are value adding
- Manage financial risk
- Provide attractive after tax returns for shareholders

Disclaimer and Important Notice

This presentation contains forward looking statements that are subject to risk factors associated with the oil and gas businesses. It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a variety of variables which could cause actual results or trends to differ materially, including but not limited to: price fluctuations, actual demand, currency fluctuations, drilling and production results, reserve estimates, loss of market, industry competition, environmental risks, physical risks, legislative, fiscal and regulatory developments economic and financial market conditions in various countries and regions, political risks, project delay or advancement, approvals and cost estimates.

All references to dollars, cents or $ in this document are to Australian currency, unless otherwise stated.

WOODSIDE

AUSTRALIAN ENERGY

NEWS RELEASE

Woodside Petroleum Ltd. & Subsidiaries
A.C.N. 004 898 962
1 Adelaide Terrace
PERTH WA 6000
Tel: (08) 9348 4000 Fax: (08) 9348 5539

Woodside Energy Ltd.
A.C.N. 005 482 986
1 Adelaide Terrace
PERTH WA 6000
Tel: (08) 9348 4000 Fax: (08) 9348 5539

Friday 2 August 2002
11.00AM (WST):

WA COMPANY WINS CONTRACT FOR NORTH WEST SHELF'S SECOND TRUNKLINE PROJECT

The North West Shelf Venture today announced the award of a A$15 million contract to WA company BGC Contracting Pty Ltd for the supply of rock to protect and stabilise sections of the Venture's second trunkline.

The 130 kilometre trunkline, currently under construction, will link the Venture's offshore gas production and onshore gas processing facilities, near Karratha in Western Australia.

The contract involves the quarrying, processing, delivery and stockpiling of more than 400,000 cubic metres of rock. The rock will be quarried from a lease held by the Dampier Port Authority.

BGC has extensive experience with the North West Shelf LNG expansion project, having undertaken the site preparation works for LNG Train 4, now under construction, and the site preparation works for the second trunkline's onshore receiving terminal. The total value of both contracts is more than A$40 million.

"The award of this contract to BGC provides another major boost to local contractors," said Offshore Projects General Manager Roy Thompson.

"Karratha has become an important work centre for BGC through its involvement with the North West Shelf and the company has increased its operations and workforce accordingly."

The A$800m second trunkline project is an integral part of current expansion of the Venture's gas production and liquefaction facilities, which includes the construction of a fourth LNG processing train and associated infrastructure.

The A$1.6 billion fourth train, which has a capacity of 4.2 million tonnes of LNG a year, will boost North West Shelf LNG production to nearly 12 mtpa.

The second trunkline project is scheduled for completion in April 2004 to coincide with completion of Train 4. First LNG production from Train 4 is scheduled for mid-2004.

The six equal participants in the North West Shelf Venture are: Woodside Energy Ltd. (operator); BHP Billiton Petroleum (North West Shelf) Pty Ltd; BP Developments Australia Pty Ltd; ChevronTexaco Australia Pty Ltd; Japan Australia LNG (MIMI) Pty Ltd; and Shell Development (Australia) Proprietary Limited.

MEDIA INQUIRIES

Woodside Energy Ltd.

Tony Johnson, Senior Adviser External Affairs

W: (08) 9348 5034 M: (0417) 916 638